Legal Proceedings

In December 2007, the Arbitrage Fund as a shareholder of Lyondell Chemical Company (“Lyondell”), participated in a cash out merger of Lyondell in which the Arbitrage Fund received cash in exchange for its ownership in Lyondell. Subsequent to this, Lyondell filed for bankruptcy and the entities which emerged through the plan of reorganization have initiated lawsuits seeking to recover, or claw back, proceeds received by shareholders in December 2007. The proceedings are ongoing and the amount of potential loss, if any, is not able to be determined.